SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of April, 2007

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: COPA AIRLINES TO INITIATE NEW SERVICE TO GUADALAJARA AND PUNTA CANA

COPA AIRLINES TO INITIATE NEW SERVICE TO GUADALAJARA AND PUNTA CANA

Network will expand to 38 cities in 22 countries in North, Central and South America and the Caribbean

          Panama City, Panama – April 9, 2007 – Copa Airlines, subsidiary of Copa Holdings S.A. (NYSE: CPA), will offer new service from Panama and connections in Latin America to Punta Cana, Dominican Republic, starting July 15, 2007, and Guadalajara, Mexico, starting July 18, 2007.  With the launch of these two new destinations, Copa Airlines reinforces its already extensive network throughout the Americas and reaffirms its commitment to offer more flights and connectivity to its passengers.

          “This expansion further strengthens the position of Copa Airlines and its Hub of the Americas in Panama City as the best intra-Latin American travel option for passengers connecting to the major cities of North, Central and South America and the Caribbean,” said Jorge García Icaza, Commercial Vice President, Copa Airlines.  “We are committed to offering more direct flights with greater scheduling options for the convenience of our passengers.”

          Flight schedules for the new routes are:

Destination	Weekly Frequencies	Departure	Arrival	Aircraft

Panama - Guadalajara	5	6:56 pm	10:54 pm	EMBRAER-190
Guadalajara - Panama	5	6:37 am	10:48 am	EMBRAER-190
Punta Cana - Panama	2	9:55 am	1:36 pm	Boeing 737NG
Panama – Punta Cana	2	5:35 pm	7:24 pm	Boeing 737NG

*	For flight information and ticket purchases, visit Copa Airlines Web site: www.copaair.com

          Guadalajara, capital of the State of Jalisco in Mexico, is a highly industrialized city and the headquarters of important international businesses.  In 2005, the city was named the American Capital of Culture for its hospitality, cultural and recreational attractions, cuisine, and well-known Book Fair.  The opening of the new Panama-Guadalajara route will connect Guadalajara with the major cities of South America and the Caribbean through Copa’s Hub of the Americas in Panama.

          Punta Cana, located on the eastern coast of the Dominican Republic, is one of the main tourist attractions of the Caribbean, offering beautiful beaches, attractive resorts and an active nightlife. Copa’s new service to Punta Cana will connect it with the most important destinations in the continent through the Hub of the Americas in Panama. Additionally, the Punta Cana International Airport, located a short distance from the city, is the arriving airport/entry point for tourists visiting other nearby popular resort areas such as Bávaro and Uvero Alto.  In 2006, more than half of the tourists who traveled to the Dominican Republic visited Punta Cana. This new destination will complement Copa’s existing service to tourism  destinations, which includes cities such as Cancun, Orlando, Cartagena, and Río de Janeiro.

About Copa Holdings

Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  Copa Airlines currently offers approximately 110 daily scheduled flights to 36 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogota, Cali and Medellin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 04/09/2007
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO